Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

Mobile: (206) 412-6868

E-mail: tpuzzo@msn.com

VIA EDGAR

October 20, 2017

Jennifer Monick

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Alpha Network Alliance Ventures Inc.

Form 10-K for Fiscal Year Ended

December 31, 2016

Filed April 17, 2017

File No. 000-54126

Dear Ms. Monick:

Pursuant to the staff’s comment letter dated October 11, 2017, we respectfully submit this letter on behalf of our client, Alpha Network Alliance Ventures Inc. (the “Company”).

Amendment No. 1 to the Company’s Form 10-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on October 20, 2017.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Item 8. Financial Statements, page 10

1.    Please amend your filing to include a revised audit opinion that covers all periods presented, including as of and for the year ended December 31, 2015.

Company response: The Company has amended its Form 10-K for the fiscal year ended December 31, 2016, to include a revised audit opinion that covers all periods presented, including as of and for the year ended December 31, 2015.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo